--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__:

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items


1. Attunity Ltd Proxy Statement for Annual General Meeting of Shareholders to be held December 30, 2003.

2.   Attunity Ltd Form of Proxy Card.

                                                                          Item 1

                                  ATTUNITY LTD


November 20, 2003


                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS


Attunity Ltd. Shareholders:


     We cordially invite you to our 2003 Annual General Meeting of Shareholders. It will be held at 10:00 a.m. on Tuesday, December 30, 2003 at our offices at the Einstein Building, Tirat Carmel, Haifa, Israel.


     The purpose of the meeting is to consider and vote upon the following matters:

     (1) The election of three directors for terms expiring at the 2004 Annual General Meeting;

     (2)  Approval of the grant of options to certain of our directors;

     (3) Ratification of an amendment to our 2001 Employee Stock Option Plan increasing the number of our ordinary shares reserved for issuance thereunder by 1,000,000 ordinary shares;

     (4)  Approval of the adoption of our 2003 Israeli Stock Option Plan;

     (5) Authorization for the Board of Directors to appoint a Chairman for the Board of Directors who will serve concurrently as our Chief Executive Officer and approval of the grant of certain options to him;

     (6) Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their remuneration; and

     (7) Receipt and consideration of our Directors' Report, Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2002.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in this Proxy Statement and on the enclosed proxy card. Sincerely,

                                                    /s/ Arie Gonen
                                                    Arie Gonen, Chairman and CEO

BY ORDER OF THE BOARD OF DIRECTORS
Shlomo Baumgarten, Corporate Secretary

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Tuesday, December 30, 2003 and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of three directors; (ii) approval of the grant of options to certain of our directors; (iii) ratification of an amendment to our 2001 Employee Stock Option Plan increasing the number of ordinary shares of the Company reserved for issuance thereunder by 1,000,000 ordinary shares; (iv) approval of the adoption of our 2003 Israeli Stock Option Plan, which complies with new Israeli Tax regulations; (v) authorization for the Board of Directors to appoint a Chairman for the Board of Directors who will serve concurrently as our Chief Executive Officer and approval of the grant of certain options to him;
(vi) the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their compensation; and (vii) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002. Our 2002 Annual Report on Form 20-F, which includes our audited financial statements for the fiscal year ended December 31, 2002 is enclosed with this Proxy Statement, which is being mailed to shareholders on or about November 20, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and FOR each proposal on the agenda at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of November 20, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 14,767,432 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders. Except with respect to Proposal 5, an affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting. Proposal 5 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that such majority vote includes at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy that are held by non-controlling shareholders. A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Board of Directors proposes the election of three directors: Arie Gonen, Dan Falk and Dov Biran as directors to hold office until our 2004 Annual General Meeting and until their successors are elected and qualified. Both Arie Gonen and Dan Falk are currently serving as members of our Board of Directors. If elected, Mr. Falk will also serve as our Audit Committee Financial Expert pursuant to applicable rules. Mr. Falk has served as Chief Financial Officer of a public company and has a sound understanding of GAAP accounting and audit committee procedures.

     Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

     The Israeli Companies Law provides that the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon is necessary for shareholder approval of the election as directors of Messrs. Gonen, Falk and Biran.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with the company, principal occupation, business history and other directorships held.

Name                   Age    Position with the Company
----                   ---    -------------------------
Arie Gonen............ 57     Chairman of the Board and Chief Executive Officer

Dan Falk ............. 58     Director

Dov Biran............. 51     Nominee for Director

Nominees For Election as Director for Terms Expiring in 2004

     Arie Gonen has served as our Chairman and a director since December 1988. Mr. Gonen served as our CEO from October 31, 1988 until November 22, 2000 and as our acting Chairman of the Board since November 22, 2000. From September 1, 2002 through October 28, 2003, Mr. Gonen served as Interim CEO. On October 28, 2003, the Board of Directors appointed Mr. Gonen as our Chief Executive Officer, subject to shareholder approval. Mr. Gonen received a B.Sc. in Electrical Engineering and a M.Sc. in Computer Sciences from the Technion Israel Institute of Technology.

     Dan Falk was appointed as a director in April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President of Orbotech, a maker of automated optical inspection and computer aided manufacturing systems. From 1992 to 1995, Mr. Falk was Chief Financial Officer of Orbotech. From 2000 until 2003, Mr. Falk served as the Chairman of the Board of Directors of Atara Technology Ventures and is a member of the boards of directors of Orbotech, Nice Systems Ltd., Orad Hi-Tec Systems Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd., Advanced Vision Technology Ltd, Dor Chemicals Ltd, Poalim Ventures Ltd, Clicksoftware Ltd and Rontech Ltd. He has a B.A. degree in economics and political science from the Hebrew University and an M.B.A. degree from the Hebrew University School of Business.

     Dr. Dov Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting CEO, CTO and a director of our company from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the Information Technology area, including founder and CEO of Optimal Technologies, a consulting IT firm, CIO of Dubek Ltd., officer in the computer unit of the IDF and as adjunct professor at Tel Aviv

University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an MBA and a Ph.D. in computers and information systems from Tel Aviv University.

     The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Outside Directors Continuing in Office

     Roni Ferber has served as a director since October 1995 and was designated an outside director by our Board of Directors in May 2001. Mr. Ferber has been self-employed as a business consultant since December 1992. From 1967 until December 1992, Mr. Ferber was General Manager and President of Nikuv Ltd., an Israeli publicly traded software company. Mr. Ferber serves as a director in Comtech Ltd., an Israeli public software company traded on the Tel Aviv Stock Exchange and Damatek Ltd., an Israeli electronic monitoring solutions company traded on the London Stock Exchange. Mr. Ferber holds a B.A. degree in economics from Hebrew University in Jerusalem and an M.A. degree in Semitic Languages from Tel Aviv University. His term as outside director will expire in 2004.

     Anat Segal has acted as an independent advisor providing investment banking services and financial and strategic consulting to high-tech companies since January 2000. Prior to that and since 1998, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. She also serves as a board member of AVT, a public company traded in Frankfurt, Germany. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University. Her term will expire in 2005.

Audit Committee

     The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the Board of Directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     The Nasdaq Stock Market requires us to have at least three independent directors on our Board of Directors and to establish an audit committee; all of whose members are independent of management. Ms. Anat Segal and Messrs. Ferber and Falk are on our audit committee and qualify as independent directors under the Nasdaq National Market requirements. In addition, Mr. Falk satisfies the requirements of the Audit Committee Financial Expert pursuant to applicable rules. Mr. Falk has served as chief financial officer of a public company and has a sound understanding of GAAP accounting and audit committee procedures. Ms. Anat Segal and Mr. Ferber qualify as outside directors under the Israeli Companies Law requirements.

Internal Auditor

     The Israeli Companies Law requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Yossi Genosar, CPA, who practices accounting and auditing with an auditing firm in Tel Aviv, serves as our internal auditor.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of November 20, 2003, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                    Number of Ordinary Shares      Percentage of
                                                          Beneficially              Outstanding
                                                             Owned (1)            Ordinary Shares (2)
                                                             ---------            -------------------
Arie Gonen........................................        1,383,333(3)                  9.3%
Dan Falk..........................................            3,333(4)                    *
Roni Ferber.......................................           30,000(5)                    *
Anat Segal........................................            3,333(4)                    *
Dov Biran.........................................          893,720                     6.1%
Special Situations Fund III, L.P. ................        3,392,152(6,7,8)             20.1%
Special Situations Private Equity Fund, L.P.......        1,603,550(6,9,10)            10.2%
Special Situations Technology Fund, L.P. .........          137,300(6,11,12)            0.9%
Special Situations Technology Fund II, L.P. ......          701,400(6,13,14)            4.6%
Special Situations Cayman Fund L.P................          621,300(6,15,16)            4.1%
All directors and executive officers as
  a group (6 persons).............................        1,569,666(17)                10.4%
-----------------

*    Less than 1%

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of November 20, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
     (2) The percentages shown are based on 14,767,432 ordinary shares issued and outstanding as of November 20, 2003.
     (3) Includes 133,333 ordinary shares subject to currently exercisable options granted under our stock option plan, at $1.75 per share. Such options will expire on September 30, 2009.
     (4) Includes ordinary shares subject to currently exercisable options granted under our stock option plan, at $0.82 per share. Such options will expire on December 31, 2008.
     (5) Includes 26,666 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between $0.82-$7.875 per share. Such options will expire between December 2005 and December 2008.
     (6) Based on information provided by the beneficial owner as of November 10, 2003.
     (7) Includes 1,557,792 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
     (8) Includes 519,264 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
     (9) Includes 692,250 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
     (10) Includes 230,750 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
     (11) Includes 56,643 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
     (12) Includes 18,881 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
     (13) Includes 289,482 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
     (14) Includes 96,494 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
     (15) Includes 288,450 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.
     (16) Includes 96,150 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.
     (17) Includes 293,000 ordinary shares subject to currently exercisable options.

Executive Compensation

     During the fiscal year ended December 31, 2002, the aggregate remuneration paid to all our executive officers and directors as a group (8 persons) was approximately $501,303, including pension and similar benefits. We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures. Non-employee directors received an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

Stock Option Plans

     Under our 1994, 1998 and 2001 Stock Option Plans, incentive stock options or ISOs, as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended, may be granted to our officers and employees or to employees of any of our subsidiaries, and options which do not qualify as ISOs or non-qualified options, may be granted to our employees, officers and directors or to employees of any of our subsidiaries. An aggregate of 3,500,000 ordinary shares are reserved for issuance under the plans. Ordinary shares underlying any options that are canceled or not exercised become available for future grants. The plans will terminate in 2004, 2008 and 2011, unless previously terminated by the Board of Directors.

     The plans are currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. The Board or such committee has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options. The exercise price of an ISO granted under the plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 75% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

     It is intended that each option granted under the plans will be exercisable in installments during the option term and shall not be transferable by the optionee other than by will or by the laws of descent and distribution. Options granted under the plans will terminate at such time (not to exceed ten years from the date of grant) and under such circumstances as the Board or Option Committee determines, generally not later than three months after a termination of employment, or one year in the event of termination by reason of the optionee's death or disability.

     No options were granted under the 1994 Plan in 2003, and 228,000 ordinary shares remained available for future grant under the 1994 Plan at November 20, 2003.

     Options for 55,000 ordinary shares having exercise prices ranging from $2.25 to $7.75 per share were granted under the 1998 Plan in 2003 and at November 20, 2003 options for 374,980 ordinary shares were available for future grant under such plan.

     Of the total 1,578,663 outstanding options under the 1994 and 1998 Plans, 168,850 options will expire in December 2003, 54,800 options will expire in 2004, 240,096 options will expire in 2005, 836,849 options will expire in 2006 and the remaining 278,068 options will expire thereafter.

     No ordinary shares were issued in 2003 upon exercise of options previously granted under the Plans, and no options were exercised by our officers and directors in 2003.

2001 Stock Option Plan

     Our 2001 Employee Stock Option Plan, or the 2001 Plan, authorizes the grant of options to purchase up to 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. Awards under the 2001 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2001 Plan has a term of ten (10) years and will terminate in 2011. No award of options may be made after such date.

     The plan is currently administered by our Board of Directors, which in the future may delegate such administration to a committee of directors. Subject to the provisions of the 2001 Plan and applicable law, the Board or the Committee has the authority to determine, among other things, to whom options may be granted, the number of ordinary shares to which an option may relate, the exercise price for each share, the vesting period of the option, and the terms, conditions and restrictions thereof; to construe and interpret the Plans, to prescribe, amend and rescind rules and regulations relating to such Plans; and to make all other determinations deemed necessary or advisable for the administration of the Plans.

     The Board or such committee has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the other terms and provisions of the options. The exercise price of an ISO granted under the plans may not be less than 100% (110% in the case of a 10% shareholder) and the exercise price of a non-qualified option may not be less than 100% of the fair market value (as defined in the plan) of our ordinary shares on the date of the grant.

     As of November 20, 2003, options to purchase 671,000 ordinary shares had been granted under the 2001 Plan, at exercise prices of $0.82 - $1.75 per share. The 671,000 outstanding options under the 2001 Plan will expire after 2005.

     As of November 20, 2003, our executive officers and directors as a group, consisting of six persons, held options to purchase 846,499 ordinary shares, at an average exercise price of $1.82 per share.

Options Held By Management

     As of November 20, 2003, our directors and executive officers as a group, consisting of 6 persons, held options to purchase an aggregate of 846,499 ordinary shares, at an exercise price of $0.82-$10.125 per share, with vesting over three-year terms. Of such options, 5,000 options expire in December 2003 and the rest expire between 2005 and 2008. All options were issued under our 1994, 1998 and 2001 Employee Stock Option Plans.

          APPROVAL OF THE GRANT OF OPTIONS TO CERTAIN OF OUR DIRECTORS
                           (Item 2 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the audit committee, the Board of Directors, and thereafter, the General Meeting of Shareholders. Subject to shareholder approval, our audit committee and Board of Directors approved the grant of options under our Stock Option Plans to purchase 10,000 ordinary shares to each of Anat Segal, Roni Ferber, Dan Falk and Dov Biran, each an independent member of our Board of Directors, for each year for which such director holds office, beginning with options to purchase 10,000 ordinary shares for the year ending December 31, 2003. The exercise price of the options shall be the fair market value of the ordinary shares on the date of approval of the grant by our shareholders. The options will vest in three equal annual installments commencing one year from the date of grant.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED, that the decision of the audit committee and Board of Directors of the Company to grant options to purchase 10,000 ordinary shares to each of Anat Segal, Roni Ferber, Dan Falk and Dov Biran, each an independent member of our Board of Directors is hereby approved."

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

       RATIFICATION OF AN AMENDMENT TO OUR 2001 EMPLOYEE STOCK OPTION PLAN
                           (Item 3 on the Proxy Card)

     Our Board of Directors has unanimously adopted, subject to shareholder approval, an amendment to our 2001 Stock Option Plan, pursuant to which the number of ordinary shares available for grant of options under the 2001 Plan will be increased by 1,000,000. The 2001 plan currently authorizes the grant of options to purchase up to 1,000,000 ordinary shares, subject to certain adjustments upon changes in capitalization as detailed in the 2001 Plan. The Board has found the grant of options under our Stock Option Plans to be a valuable tool in attracting and retaining employees, directors, consultants and advisors. The 2001 Plan is intended to induce employees and directors of, and consultants and advisors to, our company and its subsidiaries, of outstanding ability and potential to join and remain with, or provide consulting or advisory services to, us, by encouraging and enabling such individuals to acquire proprietary interests us and by providing them an additional incentive to promote our success. We have increased the number of potential optionees among the employees of our subsidiaries and we believe that increasing the number of ordinary shares eligible for grant as options will allow us increased flexibility in recruiting, retaining and rewarding our key employees. It is our intention to expand, in part, by purchasing existing entities. Maintaining key employees at these entities will increase the need for ordinary shares available for grant under the 2001 Plan.

     As of November 20, 2003, there were 329,000 options available for future grant under the 2001 Plan. There are also 602,980 shares available for grant under our 1994 and 1998 Stock Option Plans. The Board of Directors believes that authorization of additional shares for grants under the 2001 Plan (i) will provide us with significant means to attract and retain talented personnel, (ii) will result in saving cash, which would otherwise be required to maintain the current employees, directors, consultants and advisors and attract and adequately reward additional employees, directors, consultants and advisors, and
(iii) consequently will prove beneficial to our ability to remain competitive within our industry.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

          "RESOLVED, that the Company's 2001 Employee Stock Option Plan be amended to increase the number of ordinary shares available for the grant of options by 1,000,000 ordinary shares, so that subsequent to such increase the 2001 Employee Stock Option Plan will provide for the grant of options to purchase up to 2,000,000 ordinary shares."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board recommends that the shareholders vote FOR approval of the aforementioned resolution.

         Approval of the ADOPTION of the 2003 ISRAELI Stock Option Plan
                           (Item 4 on the Proxy Card)

     In 2002, Section 102 of the Israeli Income Tax Ordinance, which applies to stock option plans was amended effective as of January 1, 2003. Our existing stock option plans do not comply with the newly amended provisions of Section
102. The Israeli Tax Law also requires that the terms of a stock option plan, subject to Section 102 be approved by the Board of Directors and thereafter a General Meeting of Shareholders.

     Our Audit Committee and Board of Directors have uninamously adopted, subject to shareholder ratification, a new plan, the 2003 Israeli Stock Option Plan (the "ISOP"), which complies with the amended Section 102 and authorizes the grant of options to purchase up to 1,500,000 ordinary shares. Employees employed by us or by our affiliates are eligible to participate in the ISOP.

     Under the amended Section 102, we may designate Options granted to Employees pursuant to Section 102 as "Approved 102 Options "or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gain option or an ordinary income option. Our election of the type of Approved 102 Options to be granted under the ISOP has to be filed with the Israeli Tax Authorities at least 30 days before the first date of grant of Approved 102 Options. We have elected to initially grant Approved 102 Options. Such election will become effective as of the first date of grant of such capital gain options under this ISOP and shall remain in effect at least until the end of the year following the year during which we first granted capital gain options. All Approved 102 Options must be held in trust by a trustee for the requisite holding period under the amended Section 102. We may also grant Unapproved 102 Options which do not have any tax benefit and are not held by a trustee.

     The Board of Directors or a committee of the Board of Directors (the "Committee"), if appointed, will administer the ISOP. The Board of Directors or the Committee will have the full power to and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board's decisions:

o    designate participants;

o    grant options;

o determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

o    determine the Fair Market Value of the shares covered by each option;

o    designate the type of options;

o    make an election as to the type of Approved 102 option;

o alter any restrictions and conditions of any options or shares subject to any options;

o    interpret the provisions and supervise the administration of the ISOP;

o accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

o    determine the Purchase Price of the option;

o    prescribe,  amend and rescind rules and  regulations  relating to the ISOP;
     and

o make all other determinations deemed necessary or advisable for the administration of the ISOP.

     The Board of Directors may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

     The Purchase Price of each share subject to an option will be based on "fair market value" and determined by the Committee in its sole and absolute discretion.

     Options are not assignable or transferable by the optionee. No option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the optionee each optionee's rights to purchase shares may only be exercised by the optionee.

     An option may be exercised as long as the optionee is employed by, or providing services to, us or any of our affiliates, to the extent the options have vested.

     The ISOP will not increase the number of options available for grant, but will allow us to roll over options available for grant under our 1994, 1998 and 2001 Stock Option Plans into the ISOP and thus grant options in compliance with the amended provisions of Section 102.

     The Board of Directors believes that the approval of the aforementioned plan at this Meeting will (i) provide us with the means to attract and retain talented personnel; (ii) result in saving cash, which would otherwise be required to maintain the current employees, officers and directors and attract and adequately reward additional employees, officers and directors; and (iii) enable us to remain competitive in our industry.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

     "RESOLVED, that the 2003 Employee Stock Option Plan, authorizing the grant of options to Israeli employees, officers and directors to purchase up to 1,500,000 ordinary shares, par value NIS 0.1 per share, be and hereby is adopted and approved. This will not increase the number of options available for grant, but will allow the Company to roll over options available for grant under our 1994, 1998 and 2001 Stock Option Plans into the 2003 Employee Stock Option Plan according to a resolution of the Board of Directors of the Company from time to time."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

     AUTHORIZATION FOR THE BOARD OF DIRECTORS TO APPOINT A CHAIRMAN OF
        THE BOARD OF DIRECTORS WHO WILL SERVE CONCURRENTLY AS OUR CHIEF EXECUTIVE OFFICER AND APPROVAL OF THE GRANT OF CERTAIN OPTIONS TO HIM.
                           (Item 5 on the Proxy Card)

     The Israeli Companies Law provides that the chairman of the board of directors of a public company may not hold the office of chief executive officer or exercise any of the powers of the chief executive officer (as determined by the Israeli Companies Law). However, the Israeli Companies Law also provides that the general meeting of shareholders may authorize the chairman of the board to serve as the chief executive officer of such public company for a period of up to three years, commencing on the date of such authorization. On October 28, 2003 our Audit Committee and Board of Directors resolved, subject to shareholder approval, to appoint Mr. Arie Gonen as Chief Executive Officer in addition to his position as Chairman of the Board. Mr. Gonen has accepted this appointment. Upon obtaining shareholder approval, Mr. Gonen's current employment agreement will be amended accordingly, and if he spends at least two thirds of his time during 2004 in the United States, Mr. Gonen will be granted, pursuant to the 2003 Employee Stock Option Plan (if approved as above), options to purchase an additional 600,000 ordinary shares at an exercise price of $1.75 per share vesting immediately at the time of grant. Except as stated above, Mr. Gonen's existing terms of employment and compensation will remain unchanged. The Audit Committee and Board of Directors believes that it is in the best interests of our company and its shareholders that it be granted authority to re-appoint Mr. Arie Gonen as Chairman of the Board of Directors, while he concurrently serves as our Chief Executive Officer and to provide him with the additional options as stated above. The authorization will be for a term that will not exceed three years commencing on the date of his appointment as Chief Executive Officer. The Audit Committee has recommended to the Board of Directors and the general meeting of shareholders to grant to Mr. Gonen the additional options as stated above.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:


          "RESOLVED, that the Board of Directors is authorized to appoint Mr. Arie Gonen to serve as both Chairman of the Board of Directors and Chief Executive Officer of the Company for a term not to exceed three years, and if he spends at least two thirds of his working time during 2004 in the United States, grant him 600,000 options to purchase ordinary shares at an exercise price of $1.75 per share vesting immediately at the time of grant and to amend his employment agreement accordingly."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board recommends that the shareholders vote FOR approval of the aforementioned resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 6 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time. Kost Forer & Gabbay has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer & Gabbay's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again selected Kost Forer & Gabbay as our auditors for the fiscal year ending December 31, 2003 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer & Gabbay shall be fixed by the Board of Directors according to the volume and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer & Gabbay by our Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2003 is ratified, confirmed and approved; and it is FURTHER RESOLVED to authorize the Board of Directors to fix their remuneration."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer & Gabbay ceases to act as our auditors, the Board of Directors will appoint another qualified independent public accounting firm as our auditors.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                   RECEIVE AND CONSIDER THE DIRECTORS' REPORT,
             AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 7 on the Proxy Card)

     At  the  Meeting,   our  Directors'   Report,   Auditor's  Report  and  the
Consolidated Financial Statements for the year ended December 31, 2002 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Directors' Report, Auditors' Report and the Consolidated Financial Statements for the year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Directors' Report, Auditors' Report and Consolidated Financial Statements for the year ended December 31, 2002.


                                            By Order of the Board of Directors,

                                            Shlomo Baumgarten
                                            Corporate Secretary

   Dated: November  20, 2003

                                                                          Item 2

                                  ATTUNITY LTD

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Arie Gonen and Shlomo Baumgarten, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 30, 2003 at 10:00 a.m. at the offices of the Company, Einstein Building, Tirat Carmel, Haifa 39101, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE. VOTES CANNOT BE CAST FOR PROPOSAL 5 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A CONTROLLING INTEREST IN THE COMPANY.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                ATTUNITY LTD

                                December 30, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

(1A) The election of three directors.

         [ ]     FOR ALL NOMINEES

         [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES

         [ ]     FOR ALL EXCEPT (See instructions below)

                  NOMINEES:

         ( )     Arie Gonen

         ( )     Dan Falk

         ( )     Dov Biran



INSTRUCTION:      To withhold authority to vote for any individual  nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

2.   Approval of the grant of options to certain of our directors.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

3. Ratification of an amendment to our 2001 Employee Stock Option Plan increasing the number of our ordinary shares reserved for issuance thereunder by 1,000,000 ordinary shares.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

4.   Approval of the adoption of our 2003 Israeli Stock Option Plan.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

5. Authorization for the Board of Directors to appoint a Chairman for the Board of Directors who will serve concurrently as our Chief Executive Officer and approval of the grant of certain options to him.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a controlling interest in the company (as described in the proxy statement) with respect to Proposal 5.

 Do you have a controlling interest with respect to Proposal 5?  YES__ NO__


6. Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their remuneration.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

7. Receipt and consideration of our Directors' Report, Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2002.

              [ ]FOR               [ ]AGAINST           [ ]ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                             (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date:  December 5, 2003